Ohmyhome Limited

11 Lorong 3 Toa Payoh

Block B #04-16/21, Jackson Square

Singapore 319579

December 29, 2023

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Mr. Benjamin Holt

Re:	Ohmyhome Limited
Registration Statement on Form F-1
Submitted December 11, 2023
CIK No. 0001944902
File No. 333-275987

Dear Mr. Holt,

This letter is in response to your letter on December 24, 2023, in which you provided comments to the Registration Statement on Form F-1 (the “Registration Statement”) of Ohmyhome Limited (the “Company”) filed with the U.S. Securities and Exchange Commission on December 11, 2023. On the date hereof, the Company has filed an Amendment No. 1 to the Registration Statement on Form F-1 (the “F-1/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Registration Statement on Form F-1 submitted December 11, 2023

Debt Purchase Agreement, page 48

1. We note your response to prior comment 7 and your revised disclosure on pages 4 and 48 of the prospectus. However, it appears that the debt’s terms regarding the interest rate of 5.0% and the repayment date on the earlier of (i) within 14 days from the date of demand by the company or (ii) 12 months from the date of the agreement are not specified in the debt purchase agreement filed as Exhibit 10.8. Please revise or advise as appropriate.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the debt purchase agreement filed as Exhibit 10.8 is among the Company, who is the purchaser of the debt, Wong Kok Hoe, who is the seller of the debt, and Ohmyhome Property Inc. The debt’s terms are specified in a separate agreement, which is the loan agreement between Ohmyhome Property Inc., the debtor, and Ohmyhome Pte. Ltd., the creditor and a subsidiary of the Company. We have filed this loan agreement as Exhibit 10.11.

Key Business Metrics

Units under management, page 71

2. Please revise to disclose the primary driver(s) of growth in units under management.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that that the primary drivers of growth in units under management has been added into the MD&A section on page 71 of the F-1/A.

Factors Affecting Performance

Pricing, page 72

3.	Under either the MD&A section or business section, as appropriate, please revise to disclose the material terms of Simply’s customer contracts. For example, as applicable, describe deposit requirements, payment terms, duration, provisions allowing for repricing, and cancellation or termination rights.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have disclosed the material terms of Simply’s customer contracts in the MD&A section on page 71 of the F-1/A.

We have also filed as exhibit 10.12 a form managing agent agreement entered into between Simply and their customers, for further reference.

For further clarity on the material terms of Simply’s customer contracts:

●	There are no deposit requirements.
●	All sums’ payables will be invoiced to the customer on a monthly basis, and the customer has to pay such sums within thirty days of receipt of invoice.
●	The duration of each contract is twelve (12) months.
●	There are currently no provisions allowing for repricing. Customers or Simply would have to renegotiate pricing after the end of the current contract should they wish to reprice the contract.
●	For termination, it is categorized into breach and no breach scenarios. In the event there is no breach, either the customer may terminate Simply’s appointment at any time by providing 1 months’ written notice, or Simply may resign by providing 2 months’ written notice. In the event of breach, the situations under which are specified in the contract, the Customer may terminate immediately.

Exhibits

4.	Please file an updated auditor’s consent of WWC, P.C. that clearly consents to the inclusion, rather than incorporation, of the auditor’s report dated April 27, 2023 in the prospectus. Please also file the auditor’s consent to the inclusion of their report dated December 11, 2023 relating to the financial statements of Simply Sakal Pte. Ltd.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have filed updated auditor’s consents as exhibits 23.1 and 23.2.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Rhonda Wong
Rhonda Wong
Chief Executive Officer